UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-33750

Maxcom Telecomunicaciones, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Avenida Guillermo González Camarena No. 2000

Col. Santa Fe Centro Ciudad

Mexico, D.F., 01376

+(52) 55 4770-1170

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (“ADSs”), each representing seven (7) Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”), each CPO representing three (3) Series A Common Stock, without par value, registered with the New York Stock Exchange Euronext

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(c) ☐
Rule 12h-6(d) ☐	Rule 12h-6(i) ☐

Part I

Item 1.	Exchange Act Reporting History

A.	Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on August 22, 2000, when it first registered securities under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”).

B.	The Company has filed or submitted all reports required under the Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

The Company’s American Depositary Shares were last sold by the Company in the United States in a registered offering under the Securities Act required to be disclosed under this Item on October 24, 2007 pursuant to a Registration Statement on Form F-1 (file no. 333-144771).

The Company registered senior notes in the United States in a registered offering under the Securities Act required to be disclosed under this Item on November 16, 2007 pursuant to a Registration Statement on Form F-4 (file no. 333-145800). However this senior notes ceased to be outstanding in connection with our bankruptcy restructuring which became effective on October 11, 2013.

Item 3.	Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company’s American Depositary Shares is the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”) located in Mexico City, Mexico, where the Company’s ordinary participation certificates are listed.

B.	The Company’s ordinary participation certificates were first listed on the Mexican Stock Exchange on October 19, 2007. The Company’s securities have been listed on the Mexican Stock Exchange for at least the 12 months preceding the filing of this Form.

C.	For the 12-month period from October 1, 2013 to October 1, 2014, 96.46% of the Company’s ordinary participation certificates were traded on the Mexican Stock Exchange.

Item 4.	Comparative Trading Volume Data

A.	The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from October 1, 2013 to October 1, 2014.

B.	The average daily trading volume of the securities that are the subject of this Form was 300,181 shares in the United States and 7,380,449 shares on a worldwide basis.

C.	As a percentage of worldwide average daily trading volume, average daily trading volume of the subject securities in the United States was 4.07%.

D.	The Company delisted the subject class of securities from the New York Stock Exchange on November 3, 2014. As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 4.07%.

E.	The Company has not terminated a sponsored American depositary receipt facility regarding its ADS’s.

F.	The Company used Infosel Financiero as the source of the trading volume information in the United States and Infosel Financiero as the source of worldwide trading volume information, in each case with respect to ordinary shares, to determine whether it meets the requirements of Rule 12h-6.

The Infosel Financiero data for trading in the United States include data relating to both on-exchange and over-the-counter trading in the United States. To determine worldwide trading volume, we used Infosel Financiero which publishes information on on-exchange trading and Infosel Financiero which publishes information on off-exchange trading outside the United States.

Item 5.	Alternative Record Holder Information

Not applicable

Item 6.	Debt Securities

Not applicable

Item 7.	Notice Requirement

A.	As required by Rule 12h-6(h), the Company disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated October 24, 2014.

B.	The press release described above was disseminated by the major newswire services the Company typically uses to publish press releases and also published by various news services in the United States. In addition, the press release was posted on the Company’s website and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on October 24, 2014.

Item 8.	Prior Form 15 Filers

Not applicable

Part II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its website at www.maxcom.com.

Part III

Item 10.	Exhibits

Not applicable

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(a)	The average daily trading volume of its subject class of securities in the United States exceeded 5% of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(b)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceedings under Rule 12h-6(1)(4)(ii) or Rule 12h-6(c); or

(c)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Maxcom Telecomunicaciones, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Maxcom Telecomunicaciones, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Maxcom Telecomunicaciones, S.A.B. de C.V.

By:	/s/ Armando Jorge Rivero Laing
Name:	Armando Jorge Rivero Laing
Title:	Chief Financial Officer
Date:	November 14, 2014.